UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

August 16, 2022

(Commission File No. 001-40505)

Ambrx Biopharma Inc.

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

10975 Torrey Pines Road

La Jolla, California 92037

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Resignation of Feng Tian, Ph.D. as Chief Executive Officer, President, Chairperson and Director

Effective August 15, 2022, Feng Tian, Ph.D. resigned as chief executive officer and president of Ambrx Biopharma Inc. (the “Company”) and as the Chairperson and member of the Company’s board of directors (the “Board”). Dr. Tian’s resignation was not the result of any disagreement with the Company.

Appointment of Kate Hermans as Interim Chief Executive Officer and President

Effective August 15, 2022, the Board, upon the recommendation of the Nominating and Corporate Governance Committee of the Board (the “Nominating Committee”), appointed Kate Hermans, a current member of the Board, as the Company’s interim chief executive officer and president following the resignation of Dr. Tian. In connection with her appointment as interim chief executive officer and president, Ms. Hermans has resigned as a member of the audit committee of the Board and the Nominating Committee.

Ms. Hermans joined the Board in July 2022. She has more than 20 years’ experience in the pharmaceutical and healthtech industries. Previously, she was the Chief Executive Officer of Hermans International LLC, a commercial and investment advisory firm she founded in 2012 for startup and early-stage enterprises. Ms. Hermans served as an investor and Chief Business Officer (Pharma) for 83bar Inc., from December 2018 to July 2021. She served as Vice President, Marketing at Radius Health, Inc. from March 2017 to April 2018. Prior to her time at Radius Health, Inc., Ms. Hermans held commercial and operations executive leadership roles at Bristol Myers Squibb, Pfizer/Wyeth Pharmaceuticals, and the Intel Corporation, working in the U.S., China, Africa, and globally. Ms. Hermans is a Board Director on the Advisory Board of Clue and serves on the Board of Mid-Atlantic Diamond Ventures. Ms. Hermans is also a member of the Healthcare Executive Review Committee for Ben Franklin Tech Partners, a member of the Board of Directors for the Alzheimer’s Association, Delaware Valley Chapter, and the Advisory Board of the Women’s Resource Center. Ms. Hermans earned a Master of International Management degree from The Thunderbird School of Global Management and a B.A. in International Relations from Wheaton College, MA.

Appointment of Katrin Rupalla, Ph.D. as Chairperson of the Board

Effective August 15, 2022, the Board, upon the recommendation of the Nominating Committee, appointed Katrin Rupalla, Ph.D., a current member of the Board, as the chairperson of the Board, following the resignation of Dr. Tian.

The Company issued a press release related to the change in leadership dated August 16, 2022, a copy of which is filed as Exhibit 99.1 to this report on Form 6-K.

This report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (Registration No. 333-257264 and No. 333-264490) and Form F-3 (Registration No. 333-266404).

Exhibits

Exhibit Number	Exhibit Description

99.1	Press release, dated August 16, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Ambrx Biopharma Inc.

By:	/s/ Kate Hermans
Name:	Kate Hermans
Title:	Interim Chief Executive Officer and President

Date: August 16, 2022